Exhibit 99.1

MEDIROM Healthcare Technologies Inc.

Regains Compliance with

NASDAQ Continued Listing Requirements

New York/June 2, 2023 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (“MEDIROM” or the “Company”), today announced that on June 1, 2023, the Nasdaq Hearing Panel (the “Panel”) notified the Company that it has regained compliance with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3) and the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), as evidenced by the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 on May 30, 2023. The Panel also advised that the Panel’s oversight process of the Company is now closed. For more information regarding the Company’s compliance with Nasdaq’s continued listing requirements, please see the press release of the Company dated May 24, 2023, a copy of which was furnished as Exhibit 99.1 to a report on form 6-K filed by the Company with the SEC on May 24, 2023.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 313 (as of April 30, 2023) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp

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